Law Offices

Stradley Ronon Stevens & Young, LLP
1250 Connecticut Ave., NW, Suite 500
Washington, DC  20036
202.822.9611

Peter M. Hong, Esq.
(202) 419-8429
phong@stradley.com

December 9, 2010

Via EDGAR

Mr. John Grzeskiewicz
Ms. Christina DiAngelo
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE:         Nationwide Mutual Funds –
Registration Statement on Form N-14 (File Number: 333-170575)

Dear Mr. Grzeskiewicz and Ms. DiAngelo:

This letter (the “Response Letter”) responds to each of the comments that you provided on November 19, 2010, and on December 3, 2010, by telephone to Cillian M. Lynch and me regarding the registration statement on Form N-14 (the “Registration Statement”) filed by the Nationwide Mutual Funds (the “Registrant”).  The Registration Statement was filed to register Class A, Class B, Class C and Class R2 shares of beneficial interest, without par value, of the Nationwide Fund, a series of the Registrant, that will be issued to the shareholders of the Nationwide Large Cap Value Fund, the “Large Cap Value Fund”), a series of the Registrant, in connection with the transfer of substantially all of the assets of the Large Cap Value Fund to the Nationwide Fund in exchange for Class A, Class B, Class C and Class R2 shares of beneficial interest of the Nationwide Fund pursuant to the Plan of Reorganization that will be voted on by shareholders of the Large Cap Value Fund at a meeting of shareholders that is currently scheduled to be held on February 16, 2011.

For your convenience, I have summarized each of your comments in bold, in the order that you provided them, and have set forth the Registrant’s response immediately below each comment.  The revisions indicated below will be included in pre-effective amendment No. 1 to the Registrant’s Registration Statement filed on Form N-14.

In connection with our responses to your comments, we acknowledge, on behalf of the Registrant, that:

Mr. John Grzeskiewicz
Ms. Christina DiAngelo
U.S. Securities and Exchange Commission
December 9, 2010

▪	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;
▪
Staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing; and

▪	The Registrant may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Legal Comments – December 3, 2010

1.	Comment –Please explain the nature and purpose of the filing in a cover letter, and note any novel or otherwise noteworthy.

Response – We have provided a separate cover letter, as requested.

2.
Comment – In the section entitled “Important Information to Help You Understand the Reorganization”, under the subheading “How will the reorganization work?”, the first sentence notes that, if the reorganization is approved, “substantially all of the Large Cap Value Fund’s assets will be transferred to the Nationwide Fund”.  This suggests that some of the Large Cap Value Fund’s assets might not be transferred. Please clarify whether this is the case, and if it is because some of the Large Cap Value Fund’s assets are being used to pay brokerage costs, or any other expenses.

Response – All of the Large Cap Value Fund’s assets will be transferred to the Nationwide Fund.  We have amended the sentence to remove the word “substantially.”

3.
Comment – On page 4 of the Registration Statement, under “Multi-manager risk”, the final sentence notes that it is possible that the security selection process of one subadviser will not complement that of the other subadviser.  Please clarify whether this statement is describing a potential subadviser conflict, such as the sale of a security by one subadviser as another subadviser is purchasing the same security.

Response – The Nationwide Fund uses two subadvisers, and therefore is subject to the multi-manager risk to which all funds using multiple subadvisers are subject.  Nationwide Fund Advisors (“NFA”) believes that the Nationwide Fund’s two subadvisers are complementary, and that there is no inherent subadviser conflict for shareholders of the Nationwide Fund.

Mr. John Grzeskiewicz
Ms. Christina DiAngelo
U.S. Securities and Exchange Commission
December 9, 2010

The subject sentence relates to the fact that the subadvisers are not permitted to co-ordinate the management of their portion of Fund assets with each other.  However, NFA employs its own advisory strategy and oversees the implementation of that strategy by the subadvisers so as to prevent contrasting investment strategies by the subadvisers.

4.
Comment – On page 4 of the Registration Statement, in the discussion of principal risks associated with investments in the Large Cap Value Fund versus the Nationwide Fund, consider adding a statement addressing the relative risk levels, or volatility of each Fund.

Response – We have added the following disclosure on page 4 of the Registration Statement, under the section headed “What are the principal risks associated with investments in the Large Cap Value Fund versus the Nationwide Fund?”

Overall risk levels for the Nationwide Fund and Nationwide Large Cap Value Fund are comparable.  While the Large Cap Value Fund focuses primarily on value stocks, the Nationwide Fund invests in “core” securities, which  includes stocks that exhibit a value, growth or other style in order to produce an overall blended equity portfolio.  While the Funds are exposed to slightly different risks, as discussed in the Registration Statement, we believe that their overall risk profiles are not substantially different.

5.	Comment – On page 5 of the Registration Statement, under “Who Manages the Funds?”, describe the percentage of assets each subadviser manages and how the adviser arrived at the allocations.

Response – NFA allocates assets to the subadvisers to increase diversification among securities and investment styles, and attempts to allocate Fund assets between subadvisers in order to maximize risk-adjusted returns. NFA does not prescribe a set allocation to each subadviser, but rather allocates assets to each subadviser based on varying circumstances. As discussed in the Registration Statement, NFA may allocate and reallocate Fund assets to or among unaffiliated subadvisers at any time, subject to the approval of the Board of Trustees of the Trust.

Mr. John Grzeskiewicz
Ms. Christina DiAngelo
U.S. Securities and Exchange Commission
December 9, 2010

6.	Comment – On page 11 of the Registration Statement, in the paragraph directly below the Advisory Fee table, the following sentence appears:

NFA has contracted to waive the portion, if any, of the annual investment advisory fees payable by the Large Cap Value Fund and to pay certain expenses of the Large Cap Value Fund for the period through February 28, 2011, to the extent necessary to limit the total operating expenses of the appropriate class of the Large Cap Value Fund to the levels described in the Fee Tables.

Please clarify which fee levels, and which Fee Tables this sentence refers to.

Response – In response to Accounting Comment 9, we have added a footnote to the Fee Tables beginning at page 7 describing a contractual fee waiver limiting operating expenses for the Large Cap Value Fund to 1.15% until at least February 28, 2011.  We have amended the sentence above to conclude as follows:

…to limit the total operating expenses of the appropriate class of the Large Cap Value Fund to the levels described in the Fee Tables beginning on page 7.

7.
Comment – On page 20 of the Registration Statement, please revise the heading preceding the capitalization table to read: “What are the capitalizations of the Funds and what will the estimated capitalization be after the Transaction?”

Response – We have amended the heading as requested.

8.
Comment – Class D shares represent the bulk of the net assets of the Fund following the transaction.  Please explain whether any consideration was given to transferring some Nationwide Large Cap Value Fund shareholders to Class D shares.

Response – The transaction is organized as a corresponding class merger, wherein shareholders will acquire shares with fee structures comparable to the class of shares they held in the Nationwide Large Cap Value Fund.  No consideration was given to moving shareholders into a class of shares different from that which they held in the Nationwide Large Cap Value Fund.

Mr. John Grzeskiewicz
Ms. Christina DiAngelo
U.S. Securities and Exchange Commission
December 9, 2010

Accounting Comments - November 19, 2010

1.	Comment – Please provide an accounting survivor analysis for the transaction.

Response – An accounting survivor analysis will be submitted as a separate correspondence.

2.	Comment – Provide financial highlights information for both Funds for the six-month period ended April 30, 2010.

Response – We have included the requested financial highlights information as Exhibit B to the Registration Statement.

3.	Comment – The Capitalization Table must include numbers as of a recent date, preferably within thirty days of the filing date. Please update the table accordingly.

Response – We have updated the Capitalization Table as of October 31, 2010.

4.	Comment – Please revise the reference in the footnote to Item 5 of the SAI to the net asset value, as of July 31, 2010, of the Large Cap Value Fund to match the date used in the Capitalization Table.

Response – The footnote has been revised to refer the net asset value, as of October 31, 2010, of the Large Cap Value Fund.

5.	Comment – Please provide an estimate of the total cost of the reorganization.

Response – We have updated the Registration Statement to reflect an estimated total cost of the reorganization of $70,000.

6.
Comment –  Please confirm that there are no planned or forced sales of portfolio securities related to the merger of the Funds.  If there are planned or forced sales, disclose the broker-trading costs, and per-share effect on the Funds.

Response – There are no forced or planned sales of portfolio securities arising from the proposed merger of the Funds.

Mr. John Grzeskiewicz
Ms. Christina DiAngelo
U.S. Securities and Exchange Commission
December 9, 2010

7.
Comment –  In the Notice of Special Meeting of Shareholders, proposal 1 refers to the acquisition by the Nationwide Fund of the “goodwill” of the Large Cap Value Fund.  Remove the reference to “goodwill,” as Funds typically do not have goodwill on their balance sheets. If “goodwill” does appear on the Funds’ balance sheets, explain the nature of the goodwill.

Response – We have removed the reference to “goodwill” in the Notice of Special Meeting of Shareholders, and throughout the Registration Statement.

8.
Comment –  The section “What are the fees and expenses of each Fund and what might they be after the Transaction?” refers to a new methodology for the allocation of certain Fund expenses.  Explain the new methodology, and whether the Large Cap Value Fund experienced an increase in expenses as a result.  Discuss any reasons for differences between the Fund’s expenses and the expenses listed in the fee table.

Response – Nationwide Fund Management LLC (“NFM”) serves as the administrator and transfer agent for the Nationwide Mutual Funds (the “Trust”) and each of its series (collectively, the “Funds”).  In meeting its obligations as administrator and transfer agent, NFM delegates, at its expense, certain functions to a sub-administrator and sub-transfer agent.  During the past year, NFM changed the service provider it uses as sub-administrator and sub-transfer agent, which in turn caused a change in the cost structure to NFM for obtaining such sub-administration and sub-transfer agency services.  Fund administration and transfer agency fees payable by the Funds to NFM have been changed accordingly in order to pass through to the shareholders of the largest Funds what otherwise would have been significant cost savings to NFM, and to better align NFM’s interests with those of Fund shareholders.

Prior to May 1, 2010, pursuant to a previous Fund Administration and Transfer Agency Agreement with the Trust (the “Old Agreement”), NFM collected fees from the Funds based primarily on the level of assets in each fund.  NFM, in turn, paid asset-based fees to Citi Fund Services Ohio, Inc. (“Citi”) for certain sub-administration and sub-transfer agency services pursuant to an agreement between NFM and Citi (the “Citi Agreement”).  In 2009, NFM terminated the Citi Agreement and entered into a new agreement with J.P.Morgan Investor Services Co. (“JPMorgan”), who currently provides NFM with such sub-administration and sub-transfer agency services (the “JPM Agreement”).  The transition from Citi to JPMorgan was completed during the fourth quarter of 2009.  The JPM Agreement employs a fee structure that is considerably different from the fee structure of the Citi Agreement.

Mr. John Grzeskiewicz
Ms. Christina DiAngelo
U.S. Securities and Exchange Commission
December 9, 2010

Were the Old Agreement to have continued, NFM’s change from Citi to JPMorgan would have resulted in significant cost savings to NFM, without any corresponding decrease in the operating expenses of the Funds.  Accordingly, at the next regular meeting of the Board of Trustees of the Trust (“Board of Trustees”), held in March 2010 (the “March 2010 Meeting”), NFM proposed, and the Board of Trustees approved, a new Joint Fund Administration and Transfer Agency Agreement (the “New Agreement”), that took effect May 1, 2010, with a new fee structure that more closely resembles the fee structure of the JPMorgan Agreement.

Under the Old Agreement, fees were assessed to the Trust, and not the Funds comprising the Trust, based on the aggregate average daily net assets of the entire Trust.  Such fees were then allocated, pursuant to the Trust’s Rule 18f-3 Plan, to the Funds on the basis of each such fund’s average net assets, regardless of its complexity or level of servicing needs.  Therefore, Funds with higher asset levels paid more for administration and transfer agency services than did Funds with low asset levels.  The fees NFM paid Citi as a subcontractor likewise were based on the aggregate average daily net assets of the Trust overall.  By contrast, the fees NFM pays JPMorgan are based primarily on minimum or fixed dollar amounts per fund.  The fee structure of the JPM Agreement is designed to compensate JPMorgan based on tasks (i.e., nature and complexity of services rendered) rather than on Trust asset levels, thereby rewarding NFM for efficiency and economies of scale.  NFM likewise believed that this task-based fee structure better conformed to the business realities underlying such services than did the previous asset-based fee structure.

Under the New Agreement, fees are paid by the Trust on a per-fund basis using a two-step process.  In the first step, each fund pays NFM the amount NFM pays to JPMorgan for that particular fund’s sub-administration and sub-transfer agency services.  In the second step, each fund pays NFM an additional amount for the fund administration and transfer agency services NFM provides at an annual rate based on the combined average daily net assets of both the Trust and Nationwide Variable Insurance Trust (“NVIT”).1  The annual rate is 0.025% up to $25 billion of the combined assets of both Trusts, and 0.02% of combined assets of $25 billion and more.

1 NFM also serves as administrator and transfer agent to Nationwide Variable Insurance Trust, a Delaware statutory trust that is registered as an investment company pursuant to the Investment Company Act of 1940.  It currently consists of 55 separate series.

Mr. John Grzeskiewicz
Ms. Christina DiAngelo
U.S. Securities and Exchange Commission
December 9, 2010

The New Agreement has resulted in decreased fund operating expenses for approximately two-thirds of the funds in the Trust and NVIT.  These were the Funds with larger asset levels – the allocation of fixed dollar costs across larger pools of assets caused administration and transfer agency expenses, as a percentage of fund assets, to decline.  For other, smaller Funds, such as the Large Cap Value Fund, gross fund expenses were increased, since the fixed costs related to administration and transfer agency support constitute a higher percentage of the assets of such smaller Funds.  For these smaller Funds that would have experienced a material increase in administration and transfer agency fees, Nationwide Fund Advisors (the Funds’ investment adviser) imposed expense caps to protect shareholders from the increased expenses.  The New Agreement therefore better aligns NFM’s interests with those of fund shareholders and equalizes the amount fund shareholders pay for task-oriented services provided by JPMorgan and NFM.

9.	Comment – The Fee Tables for the Funds include a line item for the Large Cap Value Fund for a fee waiver. Please add a footnote explaining the nature of this fee waiver.

Response – We have added the following footnote to the Fee Tables:

The Trust and the Adviser have entered into a written contract limiting operating expenses to 1.15% (excluding Rule 12b-1 fees, administrative services fees and certain other expenses) for all share classes until at least February 28, 2011.  The expense limitation agreement may be changed or eliminated at any time but only with the consent of the Board of Trustees of the Trust.  The Trust is authorized to reimburse the Adviser for management fees previously waived and/or for expenses previously paid by the Adviser, provided, however, that any reimbursements must be paid at a date not more than three years after the fiscal year in which the Adviser waived the fees or reimbursed the expenses and the reimbursements do not cause the Fund to exceed the expense limitation in the agreement.  More information about administrative services fees can be found in “Investing with Nationwide Funds” on pages 28 and 29 of the Large Cap Value Fund’s Prospectus.

10.
Comment – Under “Examples”, the numbers for the one-year period for the Large Cap Value Fund reflect the fee waiver currently in place.  Please confirm that the expense limit is in effect for one year.  If it is not in effect for one year, revise the Example numbers accordingly.

Mr. John Grzeskiewicz
Ms. Christina DiAngelo
U.S. Securities and Exchange Commission
December 9, 2010

Response – The expense limit is in effect for one year from February 28, 2010, when the disclosure was originally made in the Large Cap Value Fund’s prospectus.

11.
Comment – As Class B Shares will convert to Class A Shares after seven years, please put a note into the Example reflecting the fact that calculations for Class B Shares reflect conversion to Class A Shares after seven years.

Response – We have added the following footnote to the Example:

The Class B example reflects the automatic conversion of Class B shares to Class A shares after seven years.

12.	Comment – The performance records for the Funds should be as of the end of a calendar year, rather than as of July 31, 2010.

Response – We have added performance as of the end of calendar year, 2009, as requested. We have retained performance information as of July 31, 2010, as the Registrant believes that performance information more recent than December 2009 will be useful to shareholders.  Please note that we have removed performance for the 3-year period in order to present performance as it is presented in the Funds’ prospectuses.

13.	Comment – Under “Reasons for the Transaction”, the Registration Statement includes the following sentence:

Upon implementation of the Transaction, net operating expenses to shareholders of the Large Cap Value Fund would decrease by 23%, 13%, 13% and 16% for Class A, Class B, Class C and Class R2 shares, respectively, based on each Fund’s current fund operating expenses.

Please revise the reference to “current” fund operating expenses, to more specifically reflect the expense structure used.

Response – We have revised the sentence to read as follows:

Upon implementation of the Transaction, net operating expenses to shareholders of the Large Cap Value Fund would decrease by 23%, 13%, 13% and 16% for Class A, Class B, Class C and Class R2 shares, respectively, based on each Fund’s operating expenses as described in the Fee Tables for the Funds beginning on page 7.

* * *

The Registrant believes it has fully responded to each comment.  If, however, you have any further questions or require further clarification of any response, please contact me by telephone at (202) 419-8412 or in my absence, Cillian Lynch at (202) 419-8416.

Sincerely,

/s/ Peter M. Hong
Peter M. Hong, Esquire

cc:           Allan J. Oster, Esquire
Barbara A. Nugent, Esquire
Cillian M. Lynch, Esquire